Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated June 1, 2017, with respect to the consolidated financial statements of Change Healthcare, Inc. (“Legacy CHC”) included in the Registration Statement (Form S-1 and Form S-4) and the related Prospectus of PF2 SpinCo, Inc. (formerly PF2 SpinCo LLC) for the registration of shares of its common stock and the offer to exchange all shares of its common stock, which are owned by McKesson Corporation and will be converted into shares of common stock of Change Healthcare Inc., for outstanding shares of common stock of McKesson Corporation.

/s/ Ernst & Young LLP

Nashville, Tennessee
February 13, 2020